November 3, 2008

Mail Stop 3561

Steven Tanner
Chief Financial Officer
Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630

RE: Real Mex Restaurants, Inc.
File No. 333-116310
Form 10-K: For the Fiscal Year Ended December 30, 2007

Dear Mr. Tanner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief